

2009 ANNUAL REPORT



- RELIABLE
- RESPONSIVE
- PROUDLY LENDING

PEOPLES
BANCORPORATION, INC.

OFFICERS

PEOPLES BANCORPORATION, INC.

R. Riggie Ridgeway
Chief Executive Officer

L. Andrew Westbrook, III
President and
Chief Operating Officer

William B. West
Executive Vice President

Robert E. Dye, Jr.
Senior Vice President,
Chief Financial Officer

Patricia A. Jensen
Senior Vice President,
Controller

Penny L. Gibbs
Senior Vice President,
Central Operations

Daniel B. Minnis
Senior Vice President,
Senior Credit Officer

Fred E. Pinson
Senior Vice President,
Risk Management

Alexander C. Dye
Director of Expansion
and Development,
Security Officer

Margaret O. Bloxdorf
Vice President,
Human Resources

Teresa D. Mills
Vice President,
Marketing

C. Yvonne Eaves
Vice President,
Compliance

David J. Whitfield
Vice President,
Credit Administration

M. Jane Moore
Vice President,
Credit Administration,
Secretary to the Board

Lillian P. Ballentine
Vice President,
Deposit Operations

Nancy M. Inman
Vice President,
Bank Secrecy Act Officer

Randall C. Townes
Director of Network
Administration

Vicki C. Charlotte
Assistant Vice President,
Deposit Operations

Robin W. Holliday
Assistant Vice President,
Branch Administration

Tammy B. Gleaton
Assistant Vice President,
Loan Administration

Dion P. Jones
Assistant Vice President,
Real Estate Loan Workouts

James W. Blakely, III
Assistant Vice President,
Collections and Recoveries

Deanna G. Bowen
Assistant Vice President,
Credit Analysis

Jason M. Turner
Banking Officer,
Credit Analysis

Leah B. Rice
Operations Officer,
Data Processing

THE PEOPLES NATIONAL BANK

L. Andrew Westbrook, III
President and
Chief Executive Officer

Howard K. Greene
Executive Vice President,
Senior Loan Officer,
City Executive,
Easley

W. Stan Painter
Senior Vice President,
City Executive,
Powdersville

William L. Stephenson
Senior Vice President,
City Executive,
Greenville

Jeffrey W. Turner
Senior Vice President,
Commercial Lending,
Easley

Ernest F. Fortner, Jr.
Senior Vice President,
Retail Banking,
Easley

Bart A. Turner
Vice President,
City Executive,
Pickens

Beverly G. Pressley
Vice President,
Easley

Denise H. Green
Assistant Vice President,
Loan Officer,
Powdersville

W. Wesley Bryant
Assistant Vice President,
Easley

W. Bradley Cox
Assistant Vice President,
Greenville

Connie L. Southerlin
Assistant Vice President,
Easley

Sheryl J. Ross
Senior Vice President,
Senior Deposit Officer

Gail J. Jameson
Vice President,
Office Manager
Main Office

Alice S. McCallum
Vice President,
Commercial Lending

Jason M. Craddock
Vice President,
Commercial Banking

Sheila S. Bost
Assistant Vice President,
Office Manager
Whitehall Commons

Cynthia J. Reaber
Assistant Vice President

BANK OF ANDERSON, N.A.

James A. Kimbell, III
President and
Chief Executive Officer

Leo A. Smith
Executive Vice President,
Senior Loan Officer

SENECA NATIONAL BANK

C. Kyle Thomas
President and
Chief Executive Officer

Daniel J. Maw
Executive Vice President,
Senior Loan Officer

Susan Kilby
Senior Vice President,
Office Manager

CORPORATE INFORMATION

CORPORATE HEADQUARTERS
Peoples Bancorporation, Inc.
1818 East Main Street
Easley, South Carolina 29640
864-859-2265
www.peoplesbc.com

STOCK EXCHANGE
Ticker Symbol - PBCE.OB

INVESTOR RELATIONS
Those seeking shareholder, analyst or investor information about Peoples Bancorporation, Inc. should contact:

Patricia A. Jensen
Senior Vice President
Peoples Bancorporation, Inc.
P. O. Box 1989
Easley, South Carolina 29641
864-850-5153
patti.jensen@peoplesbc.com

TRANSFER AGENT
Registrar and Transfer Company
10 Commerce Drive
Cranford, New Jersey 07016-3572
800-368-5948
Email: info@rtco.com
Website: www.rtco.com

WEBSITE
Please visit our website at
www.peoplesbc.com
for current information regarding the Peoples Bancorporation, Inc.

Message To Our Shareholders

We are making good on our promise to "weather this economic storm" which we conveyed to you in last year's annual report. In 2009 Peoples Bancorporation, Inc. turned the corner to profitability, recording net income of $320,000. While that figure certainly pales in comparison to our much stronger earnings of recent years, we feel fortunate to be operating "in the black" while so many of our peers are reporting losses during these very stressful economic times. We redoubled our efforts to boost earnings during this difficult year, and that theme was present throughout our entire organization.

Last year we committed to "improve our net interest margin, control overhead expenses, and protect asset quality." Our return to profitability is attributed to our diligent efforts in these three specific areas. For instance, we improved the net interest margin from 3.22% to 3.54% which grew net interest income from $16.6 million in 2008 to $17.9 million in 2009. This was accomplished in spite of the fact that the Federal Reserve kept the prime lending rate very low at 3.25% throughout the year. Attacking overhead, we reduced salaries and benefits by $1.0 million, cut marketing and advertising by more than half, and generally eliminated expense wherever practicable. With asset quality remaining front and center in this difficult economy, we made provision for $5.0 million in loan losses in 2009. This marks a dramatic improvement over the $13.8 million loan loss provision from the prior year.

According to regulators and analysts following the banking industry, the "capital is king" theme continues, as the nation feels the effects of the worst recession since the Great Depression. Peoples Bancorporation was deemed by the U. S. Treasury Department to be healthy enough to participate in the Troubled Asset Relief Program, enabling us to issue $12.7 million of preferred stock, which is considered Tier-1 Capital for regulatory purposes. With this infusion we improved our Tier-1 Capital to 9.03% of assets, up from 7.33% at the end of 2008.

Just behind asset quality and capital concerns, liquidity remains a top priority for most community banks. The funding of loans and investments through the use of non-traditional sources of liquidity, rather than retail deposits, has become too commonplace in recent years, and this has contributed to a number of bank failures. Peoples Bancorporation was fortunate to grow its deposits by $39.6 million during 2009. This large influx of cash, coupled with the funds collected from the preferred stock issuance, allowed us to eliminate 100% of the $34.6 million debt we had borrowed from the Federal Home Loan Bank of Atlanta, as well as repaying the $11.0 million loan from a correspondent bank. Accordingly, our liquidity position is as strong as it has been in a number of years.

While we were successful in becoming profitable once again, we are far from satisfied with this year's bottom line. Our net income, which represents an improvement of $8.7 million over the prior year, still is not near the level it should be. While it will not happen overnight, we will continue to improve our overall financial health, and stronger earnings will follow. As this economic cycle turns, the demand for loans will eventually return and interest rates will be more conducive to profitable community banking. We are optimistic about the Company's prospects for the future.



PEOPLES BANCORPORATION
SENIOR MANAGEMENT COMMITTEE

(standing, left to right) William B. West, Robert E. Dye, Jr., James A. Kimbell, III and C. Kyle Thomas
(seated, left to right) L. Andrew Westbrook, III, R. Riggie Ridgeway and Daniel B. Minnis

We have all heard a lot of political rhetoric blaming this economic recession on the banks for excessive lending practices, and then more recently for slowing the recovery by not lending enough money. Closer to home, we have heard stories that banks are no longer lending money to customers. Please know that we definitely have money to lend, and that we remain committed to serving you for all of your banking needs. Come by any of our family of community banks and you will see that we are "reliable, responsive, and proudly lending" as usual. On behalf of our Board of Directors, our management and our dedicated employees, we sincerely appreciate your continued support and our ongoing relationship.

FINANCIAL HIGHLIGHTS

(All amounts, except per share data, in thousands)

	2002	2003	2004	2005	2006	2007	2008	2009
Balance Sheet								
Total Assets	$ 416,122	$ 421,756	$ 429,796	$ 487,977	$ 503,814	$ 558,443	$ 559,875	$ 556,601
Total Deposits	328,174	353,329	346,145	390,346	385,045	417,621	445,369	484,996
Total Loans (net)	247,637	292,814	322,212	373,641	354,011	414,688	389,494	366,143
Investment Securities	86,170	86,493	71,247	78,061	99,469	102,693	112,247	116,213
Total Earning Assets	394,351	399,925	400,809	456,456	470,172	523,597	520,908	504,799
Shareholders' Equity	32,747	36,161	38,240	41,171	46,064	50,241	41,512	54,443
Income Statement								
Net Interest Income	$ 12,609	$ 13,381	$ 14,622	$ 17,357	$ 19,337	$ 18,924	$ 16,634	$ 17,895
Provision For Loan Losses	944	1,106	589	848	943	900	13,820	4,958
Other Operating Income	6,564	10,302	4,996	3,609	3,648	3,842	732	3,980
Other Operating Expenses	11,380	14,665	13,847	14,338	15,621	15,966	17,106	17,286
Income Before Taxes	6,849	7,912	5,182	5,780	6,421	5,900	(13,560)	(369)
Income Taxes	2,466	2,868	1,654	1,652	1,935	1,557	(5,184)	(689)
Net Income (Loss)	4,383	5,044	3,528	4,128	4,486	4,343	(8,376)	320
Net Income (Loss) Available To Common Shareholders	4,383	5,044	3,528	4,128	4,486	4,343	(8,376)	(224)
Basic Income per Common Share*	$ 0.65	$ 0.75	$ 0.52	$ 0.60	$ 0.65	$ 0.59	$ (1.19)	$ (0.03)
Selected Ratios								
Return On Average Assets	1.21%	1.18%	0.82%	0.88%	0.91%	0.84%	-1.50%	0.06%
Return On Average Common Equity	14.49%	14.52%	9.45%	10.20%	10.29%	9.03%	-17.55%	-0.53%

** Per share data has been restated to reflect 5% stock dividends in 2002, 2003, 2004, 2005, 2006 and 2007 and the three-for-two split in 2004.*

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
Peoples Bancorporation, Inc. and Subsidiaries
Easley, South Carolina

We have audited the accompanying consolidated balance sheets of Peoples Bancorporation, Inc. and Subsidiaries (the "Company") as of December 31, 2009 and 2008, and the related consolidated statements of income (loss), shareholders' equity and comprehensive income, and cash flows for each of the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Peoples Bancorporation, Inc. and Subsidiaries as of December 31, 2009 and 2008, and the results of their operations and their cash flows for each of the years then ended, in conformity with U.S. generally accepted accounting principles.

We were not engaged to examine management's assessment of the effectiveness of the Company's internal control over financial reporting as of December 31, 2009 included in the accompanying Management's Annual Report on Internal Control Over Financial Reporting included in the Company's Form 10-K filed with the Securities and Exchange commission and, accordingly, we do not express an opinion thereon.

Elliott Davis LLC

Greenville, South Carolina
March 30, 2010

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands except share information)

	DECEMBER 31,	
	2009	2008
ASSETS		
CASH AND DUE FROM BANKS	$ 11,862	$ 7,874
INTEREST - BEARING DEPOSITS IN OTHER BANKS	420	765
FEDERAL FUNDS SOLD	14,592	9,185
Total cash and cash equivalents	26,874	17,824
SECURITIES		
Trading assets	128	47
Available for sale	103,227	96,003
Held to maturity (fair value of $8,621 (2009) and $12,666 (2008))	8,402	12,651
Other investments, at cost	4,456	3,546
LOANS, net of allowance for loan losses of $7,431 (2009) and $9,217 (2008)	366,143	389,494
PREMISES AND EQUIPMENT, net of accumulated depreciation	12,270	13,200
ACCRUED INTEREST RECEIVABLE	2,371	2,685
ASSETS ACQUIRED IN SETTLEMENT OF LOANS	11,490	5,428
CASH SURRENDER VALUE OF LIFE INSURANCE	12,304	11,815
OTHER ASSETS	8,936	7,182
TOTAL ASSETS	**$ 556,601**	**$ 559,875**

LIABILITIES AND SHAREHOLDERS' EQUITY

	2009	2008
DEPOSITS		
Noninterest-bearing	$ 55,367	$ 51,091
Interest-bearing	429,629	394,278
Total deposits	484,996	445,369
SECURITIES SOLD UNDER REPURCHASE AGREEMENTS	12,785	22,181
FEDERAL FUNDS PURCHASED	399	1,028
ADVANCES FROM FEDERAL HOME LOAN BANK	-	34,600
NOTES PAYABLE - OTHER	-	11,000
ACCRUED INTEREST PAYABLE	2,049	2,636
OTHER LIABILITIES	1,929	1,549
TOTAL LIABILITIES	502,158	518,363
COMMITMENTS AND CONTINGENCIES – Notes 11 and 12		
SHAREHOLDERS' EQUITY		
Preferred stock - 15,000,000 shares authorized		
Preferred stock, Series T - $1,000 per share liquidation preference; issued and outstanding – 12,660 shares at December 31, 2009 and none at December 31, 2008	11,991	-
Preferred stock, Series W - $1,000 per share liquidation preference; issued and outstanding – 633 shares at December 31, 2009 and none at December 31, 2008	697	-
Common stock – 15,000,000 shares authorized; $1.11 par value per share; 7,003,003 (2009) shares and 7,070,139 (2008) shares issued and outstanding	7,774	7,848
Additional paid-in capital	41,658	41,752
Retained earnings (deficit)	(9,702)	(9,564)
Accumulated other comprehensive income	2,025	1,476
TOTAL SHAREHOLDERS' EQUITY	54,443	41,512
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**$ 556,601**	**$ 559,875**

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME (LOSS)

(Amounts in thousands except per share information)

	For The Years Ended December 31,	
	2009	2008
INTEREST INCOME		
Interest and fees on loans	$ 23,190	$ 27,188
Interest on securities		
Taxable	3,468	3,050
Tax-exempt	1,498	1,502
Interest on federal funds sold	9	61
Total interest income	28,165	31,801
INTEREST EXPENSE		
Interest on deposits	9,907	13,113
Interest on federal funds purchased and securities sold under repurchase agreements	87	343
Interest on advances from Federal Home Loan Bank	94	1,606
Interest on notes payable - other	182	105
Total interest expense	10,270	15,167
Net interest income	17,895	16,634
PROVISION FOR LOAN LOSSES	4,958	13,820
Net interest income after provision for loan losses	12,937	2,814
NONINTEREST INCOME		
Service charges on deposit accounts	1,665	1,900
Customer service fees	111	133
Mortgage banking	519	359
Brokerage services	192	196
Bank owned life insurance	548	532
Gain (loss) on sale/call of securities available for sale	10	(48)
Gain (loss) on sale of assets acquired in settlement of loans	248	(41)
Impairment write-down on securities	(160)	(2,890)
Other noninterest income	847	591
Total noninterest income	3,980	732
NONINTEREST EXPENSES		
Salaries and benefits	8,441	9,415
Occupancy	986	956
Equipment	1,191	1,351
Marketing and advertising	177	403
Communications	249	268
Printing and supplies	152	186
Bank paid loan costs	1,589	813
Directors fees	365	435
Other post employment benefits	360	351
ATM and interchange expense	323	369
Legal and professional fees	810	650
Regulatory assessments	1,267	433
Other operating	1,376	1,476
Total noninterest expenses	17,286	17,106
Loss before income taxes	(369)	(13,560)
BENEFIT FOR INCOME TAXES	(689)	(5,184)
Net income (loss)	**320**	**(8,376)**
Deductions to determine amounts available to common shareholders:		
Dividends declared or accumulated on preferred stock	471	-
Net accretion of discount on preferred stock	73	-
Net loss available to common shareholders	**$ (224)**	**$ (8,376)**
BASIC NET LOSS PER COMMON SHARE	**$ (0.03)**	**$ (1.19)**
DILUTED NET LOSS PER COMMON SHARE	**$ (0.03)**	**$ (1.19)**

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME

For the years ended December 31, 2009 and 2008
(Amounts in thousands except share information)

	Preferred Shares		Preferred Stock		Common Stock		Additional Paid-In Capital	Retained Earnings (deficit)	Accumulated Other Comprehensive Income	Total Share-holders' Equity
	Series T	Series W	Series T	Series W	Shares	Amount				
BALANCE, DECEMBER 31, 2007	-	-	$ -	$ -	7,056,337	$ 7,833	$ 41,624	$ -	$ 784	$ 50,241
Net loss	-	-	-	-	-	-	-	(8,376)	-	(8,376)
Other comprehensive income, net of tax:										
Unrealized holding losses on securities available for sale, net of income taxes of $1,356	-	-	-	-	-	-	-	-	2,631	2,631
Reclassification adjustment for losses included in net income net of income taxes of $999	-	-	-	-	-	-	-	-	(1,939)	(1,939)
Comprehensive income	-	-	-	-	-	-	-	-	-	(7,684)
Cash dividends	-	-	-	-	-	-	-	(1,060)	-	(1,060)
Proceeds from stock options exercised	-	-	-	-	13,802	15	56	-	-	71
Stock-based compensation	-	-	-	-	-	-	72	-	-	72
Cumulative effect of post retirement cost of life insurance	-	-	-	-	-	-	-	(128)	-	(128)
BALANCE, DECEMBER 31, 2008	-	-	-	-	7,070,139	7,848	41,752	(9,564)	1,476	41,512
Net income	-	-	-	-	-	-	-	320		320
Other comprehensive income, net of tax:										
Unrealized holding losses on securities available for sale, net of income taxes of $283	-	-	-	-	-	-	-	-	543	543
Reclassification adjustment for losses included in net income net of income taxes of $4	-	-	-	-	-	-	-	-	6	6
Comprehensive income	-	-	-	-	-	-	-	-	-	869
Issuance of preferred stock	12,660	633	11,910	705	-	-	-	-	-	12,615
Cash dividends on preferred stock	-	-	-	-	-	-	-	(385)	-	(385)
Common shares surrendered by dissenting shareholders	-	-	-	-	(67,636)	(75)	(168)	-	-	(243)
Proceeds from stock options exercised	-	-	-	-	500	1	1	-	-	2
Accretion (amortization) of preferred stock	-	-	81	(8)	-	-	-	(73)	-	-
Stock-based compensation	-	-	-	-	-	-	73	-	-	73
BALANCE, DECEMBER 31, 2009	12,660	633	$ 11,991	$ 697	7,003,003	$ 7,774	$ 41,658	$ (9,702)	$ 2,025	$ 54,443

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands)

	For The Years Ended December 31,	
	2009	2008
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	$ 320	$ (8,376)
Adjustments to reconcile net income (loss) to net cash provided by operating activities		
Gain on sale of premises and equipment	(5)	(5)
(Gain) loss on sale of securities available for sale	(10)	48
(Gain) loss on sale of assets acquired in settlement of loans	(248)	41
Net change in trading assets	(81)	145
Impairment write-down on securities	160	2,890
Provision for loan losses	4,958	13,820
Benefit from deferred income taxes	(603)	(3,031)
Depreciation	1,059	1,142
Amortization and accretion (net) of premiums and discounts on securities	50	17
Stock-based compensation	73	72
Decrease in accrued interest receivable	314	636
Increase in other assets	(1,180)	(3,462)
Decrease in accrued interest payable	(587)	(1,829)
Increase in other liabilities	380	786
Net cash provided by operating activities	4,600	2,894
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchases of securities held to maturity	-	(444)
Purchases of securities available for sale	(29,036)	(28,289)
Sales (purchases) of other investments	(910)	1,249
Proceeds from principal pay downs on securities available for sale	16,115	7,419
Proceeds from the maturities and calls of securities available for sale	6,000	2,750
Proceeds from the sale of securities available for sale	320	4,845
Proceeds from maturity of securities held to maturity	4,252	865
Investment in bank owned life insurance	(489)	(593)
Proceeds from sale of other real estate owned	9,474	3,283
Net decrease in loans	2,857	3,686
Proceeds from the sale of premises and equipment	5	97
Purchase of premises and equipment	(129)	(677)
Net cash used for investing activities	8,459	(5,809)
CASH FLOWS FROM FINANCING ACTIVITIES		
Net increase in deposits	39,627	27,748
Net increase (decrease) in federal funds purchased	(1,028)	599
Net increase (decrease) in securities sold under repurchase agreements	(9,396)	2,357
Net decrease in advances from Federal Home Loan Bank	(45,201)	(19,500)
Proceeds from the exercise of stock options	2	71
Proceeds from the issuance of preferred stock and warrants	12,615	-
Common shares surrendered by dissenting shareholders	(243)	-
Cash dividends paid	(385)	(1,060)
Net cash (used) provided by financing activities	(4,009)	10,215
Net increase in cash and cash equivalents	9,050	7,300
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	17,824	10,524
CASH AND CASH EQUIVALENTS, END OF YEAR	**$ 26,874**	**$ 17,824**
CASH PAID FOR		
Interest	**$ 10,905**	**$ 16,996**
Income taxes	**$ 29**	**$ 126**
NON-CASH TRANSACTIONS		
Change in unrealized gain (loss) on available for sale securities	**$ 831**	**$ 1,049**
Loans transferred to other real estate	**$ 15,536**	**$ 7,688**

The accompanying notes are an integral part of these consolidated financial statements.

Notes to Consolidated Financial Statements

NOTE ONE: Summary of Significant Accounting Policies and Activities

Principles of consolidation and nature of operations

The consolidated financial statements include the accounts of Peoples Bancorporation, Inc. (the "Company") and its wholly owned subsidiaries, The Peoples National Bank, Bank of Anderson, N.A., and Seneca National Bank (collectively referred to as the "Banks"). All significant intercompany balances and transactions have been eliminated. The Banks operate under individual national bank charters and provide full banking services to customers. The Banks are subject to regulation by the Office of the Comptroller of the Currency ("OCC"). The Company is subject to regulation by the Federal Reserve Board ("FRB").

Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of interest and noninterest income and expenses during the reporting period. Actual results could differ from those estimates.

Segments

The Company, through its subsidiaries, provides a broad range of financial services to individuals and companies. These services include demand, time and savings deposits; lending and ATM processing and are substantially the same across subsidiaries. While the Company's decision-makers monitor the revenue streams of the various financial products and services by product line and by subsidiary, the operations and the allocation of resources are managed, and financial performance is evaluated, on an organization-wide basis. Accordingly, the Company's banking operation is considered by management to be one reportable operating segment.

Securities

Debt securities are classified upon purchase as available for sale, held to maturity, or trading. Such assets classified as available for sale are carried at fair value. Unrealized holding gains or losses are reported as a component of shareholders' equity (accumulated other comprehensive income (loss)) net of deferred income taxes. Securities classified as held to maturity are carried at cost, adjusted for the amortization of premiums and the accretion of discounts into interest income using a methodology which approximates a level yield of interest over the estimated remaining period until maturity. To qualify as held to maturity, the Company must have the ability and intent to hold the securities to maturity. Trading securities are carried at market value. Unrealized holding gains or losses are recognized in income. Gains or losses on dispositions of securities are based on the difference between the net proceeds and the adjusted carrying amount of the securities sold, using the specific identification method.

Loans and interest on loans

Loans are stated at the principal balance outstanding reduced by the allowance for loan losses. Interest income is recognized over the term of the loan based on the contractual interest rate and the principal balance outstanding.

Loans generally are placed on non-accrual status when principal or interest becomes ninety days past due or when payment in full is not anticipated. Interest payments received after a loan is placed on non-accrual status are applied as principal reductions until such time the loan is returned to accrual status. Generally, a loan is returned to accrual status when the loan is brought current and the collectibility of principal and interest is no longer in doubt.

Allowance for loan losses

The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is evaluated on a regular basis by management and is based upon management's periodic review of the anticipated collectibility of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

The allowance consists of specific, general and unallocated components. The specific component relates to loans that are classified as doubtful, substandard or special mention. For such loans that are also classified as impaired, an allowance is established when the discounted cash flows (or collateral value or observable market price) of the impaired loan is lower than the carrying value of that loan. The general component covers non-classified loans and is based on historical loss experience adjusted for qualitative factors. An unallocated component is maintained to cover uncertainties that could affect management's estimate of probable losses. The unallocated component of the allowance reflects the margin of imprecision inherent in the underlying assumptions used in the methodologies for estimating specific and general losses in the portfolio.

A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan-by-loan basis for commercial and construction loans by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price, or the fair value of the collateral if the loan is collateral-dependent. Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. Accordingly, the Company does not separately identify individual consumer and residential loans for impairment disclosures, unless such loans are the subject of a restructuring agreement.

Premises and equipment

Premises and equipment are stated at cost less accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets. Additions to premises and equipment and major replacements or betterments are added at cost. Maintenance, repairs, and minor replacements are charged to expense when incurred. When assets are retired or otherwise disposed of, the cost and accumulated depreciation are removed from the accounts and any gain or loss is reflected in income.

Assets acquired in settlement of loans

Assets acquired in settlement of loans represent properties acquired through foreclosure or deed in lieu of foreclosure and are carried at the lower of cost or fair value, adjusted for estimated selling costs. Fair values of real estate owned are reviewed regularly and writedowns are recorded when it is determined that the carrying value of real estate exceeds the fair value less estimated costs to sell. Costs relating to the development and improvement of such property are capitalized, whereas those costs relating to holding the property are charged to expense.

Advertising and public relations expense

Advertising, promotional and other business development costs are generally expensed as incurred. External costs incurred in producing media advertising are expensed the first time the advertising takes place. External costs relating to direct mailing costs are expensed in the period in which the direct mailings are sent.

Income taxes

The provision for income taxes includes deferred taxes on temporary differences between the recognition of certain income and expense items for tax and financial statement purposes. Income taxes are computed on the liability method as described in Accounting Standards Codification ("ASC") Topic 740.

Statements of cash flows

For the purposes of reporting cash flows, the Company considers cash and cash equivalents to be those amounts included in the balance sheet captions "Cash and Due From Banks," "Interest-bearing Deposits in Other Banks" and "Federal Funds Sold." Cash and cash equivalents have an original maturity of three months or less.

Risks and uncertainties

In the normal course of its business the Company encounters two significant types of risk: economic and regulatory. There are three main components of economic risk: interest rate risk, credit risk, and market risk. The Company is subject to interest rate risk to the degree that its interest-bearing liabilities mature or reprice at different speeds, or on different bases, than its interest-earning assets. Credit risk is the risk of default on the Company's loan or investment portfolio that results from borrowers' inability or unwillingness to make contractually required payments. Market risk reflects changes in the value of collateral underlying loans receivable, the valuation of real estate held by the Company, and the valuation of loans held for sale and securities available for sale.

The Company is subject to the regulations of various government agencies. These regulations can and do change significantly from period to period. The Company also undergoes periodic examinations by the regulatory agencies, which may subject it to further changes with respect to asset valuations, amounts of required loss allowances, and operating restrictions, resulting from the regulators' judgments based on information available to them at the time of their examination.

Reclassifications

Certain prior year amounts have been reclassified to conform with the current year's presentation. These reclassifications had no effect on previously reported net income (loss) or shareholders' equity.

Stock option compensation plans

The Company has an employee stock option compensation plan through which the Board of Directors may grant stock options to officers and employees to purchase common stock of the Company at prices not less than 100 percent of the fair value of the stock on the date of grant. The Company also has another employee stock option plan under which options may no longer be granted, but under which exercisable options remain outstanding. The outstanding options under both plans become exercisable in various increments beginning on the date of grant and expiring ten years from the date of grant. The Company also has a non-employee directors' stock option plan through which non-employee directors of the Company or the Banks are granted options to purchase 500 shares of common stock for each year served on the board to a maximum of 5,000 options per director. The option price shall not be less than 100 percent of the fair value of the stock on the grant date. The outstanding options become exercisable on the grant date and expire at the earlier of the end of the director's term or ten years from the grant date. The Company also has another non-employee directors' stock option plan under which options may no longer be granted, but under which exercisable options remain outstanding.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE ONE: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND ACTIVITIES, CONTINUED

The Company follows the requirements of ASC Topic 718 to account for its stock option plans. In accordance with the provisions of this statement, the Company recorded approximately $73,000 and $72,000 of compensation expense in 2009 and 2008, respectively.

Recently issued accounting standards

The following is a summary of recent authoritative pronouncements that affect accounting, reporting, and disclosure of financial information by the Company:

In June 2009, the FASB issued Accounting Standards Update No. 2009-01 ("ASU 2009-01"), Topic 105 – Generally Accepted Accounting Principles amendments based on Statement of Financial Accounting Standards No. 168 – The FASB Accounting Standards Codification TM and the Hierarchy of Generally Accepted Accounting Principles. ASU 2009-01 amends the FASB Accounting Standards Codification for the issuance of FASB Statement No. 168 ("SFAS 168"), The FASB Accounting Standards Codification TM and the Hierarchy of Generally Accepted Accounting Principles. ASU 2009-1 includes SFAS 168 in its entirety, including the accounting standards update instructions contained in Appendix B of the Statement. The FASB Accounting Standards Codification TM ("Codification") became the source of authoritative U.S. generally accepted accounting principles ("GAAP") recognized by the FASB to be applied by nongovernmental entities. Rules and interpretive releases of the Securities and Exchange Commission ("SEC") under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. On the effective date of this Statement, the Codification superseded all then-existing non-SEC accounting and reporting standards. All other non-grandfathered non-SEC accounting literature not included in the Codification became non-authoritative. This Statement was effective for the Company's financial statements beginning in the interim period ended September 30, 2009.

In October 2009, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update No. 2009-13 ("ASU 2009-13"), *Revenue Recognition (Topic 605) – Multiple-Deliverable Revenue Arrangements – a consensus of the FASB Emerging Issues Task Force.* ASU 2009-13 addresses the accounting for multiple-deliverable arrangements to enable vendors to account for products or services (deliverables) separately rather than as a combined unit. Subtopic 605-25, *Revenue Recognition – Multiple-Element Arrangements*, establishes the accounting and reporting guidance for arrangements under which the vender will perform multiple revenue-generating activities. Specifically, this subtopic addresses how to separate deliverables and how to measure and allocate arrangement consideration to one or more units of accounting. The amendments in this ASU will be effective for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010 with early adoption permitted. This ASU is not expected to have any effect on the Company's results of operations, financial position or disclosures.

In October 2009, the FASB issued Accounting Standards Update No. 2009-15 ("ASU 2009-15"), *Accounting for Own-Share Lending Arrangements in Contemplation of Convertible Debt Issuances or Other Financing.* ASU 2009-15 provides accounting guidance for own-share lending arrangements issued in contemplation of the issuance of convertible debt or other financing arrangements. An entity, for which the cost to an investment banking firm or third-party investors of borrowing its shares is prohibitive, may enter into share-lending arrangements that are executed separately but in connection with a convertible debt offering. Although the convertible debt instrument is ultimately sold to investors, the share-lending arrangement is an agreement between the entity and an investment bank and is intended to facilitate the ability of investors to hedge the conversion option in the entity's convertible debt. Loaned shares are excluded from basic and diluted earnings per share unless default of the share-lending arrangement occurs, at which time the loaned shares would be included in the basic and diluted earnings-per-share calculation. If dividends on the loaned shares are not reimbursed to the entity, any amounts, including contractual dividends and participation rights in undistributed earnings, attributable to the loaned shares shall be deducted in computing income available to common shareholders, in a manner consistent with the two-class method in Accounting Standards Codification Topic 260-10-45-60B, *Earnings Per Share*. This ASU did not have any effect on the Company's results of operations, financial position or disclosures.

In December 2009, the FASB issued Accounting Standards Update No. 2009-16 ("ASU 2009-16"), *Accounting for Transfers of Financial Assets.* ASU No. 2009-16 formally incorporates into the FASB Codification amendments to Statement of Financial Accounting Standards ("SFAS") No. 140, *Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities*, made by SFAS No. 166 *Accounting for Transfers of Financial Assets, an amendment of FASB Statement No. 140*, primarily to 1.) eliminate the concept of a qualifying special-purpose entity, 2.) limit the circumstances under which a financial asset should be derecognized when the entire financial asset has not been transferred to a non-consolidated entity, 3.) requires additional disclosures concerning a transferor's continuing involvement with transferred financial assets, and 4.) requires that all servicing assets and liabilities be initially measured at fair value. This guidance is effective as of the start of the first annual reporting period beginning after November 15, 2009, for interim periods within the first annual reporting period, and for all subsequent annual and interim reporting periods. ASU 2009-16 is not expected to have a material impact on the Company's results of operations, financial position or disclosures; however, the Company will need to review future loan participation agreements and other transfers of financial assets for compliance with the new standard.

In December 2009, the FASB issued Accounting Standards Update No. 2009-17 ("ASU 2009-17"), *Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities.* ASU No. 2009-17 formally incorporates into the FASB Codification amendments to FASB Interpretation ("FIN") No. 46(R), Consolidation of Variable Interest Entities, made by SFAS No. 167, Amendments to FASB Interpretation No. 46(R) to require that a comprehensive qualitative analysis be performed to determine whether a holder of variable interests in a variable interest entity also has a controlling financial interest in that entity. In addition, the amendments require that the same type of analysis be applied to entities that were previously designated as qualified special-purpose entities. This ASU is effective as of the start of the first annual reporting period beginning after November 15, 2009, for interim periods within the first annual reporting period, and for all subsequent annual and interim reporting periods. ASU 2009-17 is not expected to have a material impact on the Company's results of operations, financial position or disclosures.

NOTE ONE: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND ACTIVITIES, CONTINUED

In January 2010, the FASB issued Accounting Standards Update No. 2010-01, *Accounting for Distributions to Shareholders with Components of Stock and Cash* ("ASU No. 2010-01"). ASU No. 2010-01 provides guidance on the accounting for distributions offering shareholders the choice of receiving cash or stock. Under such guidance, the stock portion of the distribution is not considered to be a stock dividend, and for purposes of calculating earnings per share it is deemed a new share issuance not requiring retroactive restatement. This guidance is effective for the first reporting period, including interim periods, ending after December 15, 2009. It is not expected to have a material impact on the Company's results of operations, financial position or disclosures.

In January 2010, the FASB issued Accounting Standards Update No. 2010-02, *Accounting and Reporting for Decreases in Ownership of a Subsidiary – a Scope Clarification* ("ASU No. 2010-02"). ASU No. 2010-02 amends FASB Accounting Standards Codification ("ASC") Topic 810, *Consolidation*, to clarify that deconsolidation accounting also applies to a subsidiary or group of assets that is a business or nonprofit activity. The amended guidance also requires additional disclosures concerning a retained investment in the period of a deconsolidation of a subsidiary or de-recognition of a group of assets. This guidance is effective beginning in the period an entity first adopts SFAS No. 160, *Non-controlling Interests in Consolidated Financial Statements,* and if it was previously adopted, it is effective in the first interim or annual reporting period ending on or after December 15, 2009. ASU No. 2010-02 is not expected to have a material impact on the Company's results of operations, financial position or disclosures.

In January 2010, the FASB issued Accounting Standards Update No. 2010-05, *Escrowed Share Arrangements and the Presumption of Compensation* ("ASU No. 2010-05"). ASU No. 2010-05 officially incorporates into the FASB Codification the SEC Staff's position concerning escrowed share arrangements and the presumption that such arrangements are compensatory. This guidance was effective immediately as it simply incorporated Emerging Issues Task Force ("EITF") Topic D-110, *Escrowed Share Arrangements and the Presumption of Compensation,* into the FASB Codification. It is not expected to have a material impact on the Company's results of operations, financial position or disclosures.

In January 2010, the FASB issued Accounting Standards Update No. 2010-06, *Improving Disclosures about Fair Value Measurements* ("ASU No. 2010-06"). ASU No. 2010-06 amends FASB ASC Topic 820-10-50, *Fair Value Measurements and Disclosures*, to require additional information to be disclosed principally regarding Level 3 measurements and transfers to and from Level 1 and 2. In addition, enhanced disclosure is required concerning inputs and valuation techniques used to determine Level 2 and Level 3 measurements. This guidance is generally effective for interim and annual reporting periods beginning after December 15, 2009; however, requirements to disclose separately purchases, sales, issuances, and settlements in the Level 3 reconciliation are effective for fiscal years beginning after December 15, 2010 (and for interim periods within such years). ASU No. 2010-06 is not expected to have a material impact on the Company's results of operations or financial position, and will have a minimal impact on its disclosures.

In February 2010, the FASB issued Accounting Standards Update No. 2010-08, *Technical Corrections to Various Topics*, ("ASU No. 2010-08"). This Accounting Standards Update clarifies the guidance on embedded derivatives and hedging (Subtopic 815-15) by eliminating inconsistencies and outdated provisions. ASU No. 2010-08 is effective for the Company in the first quarter of 2010 and is not expected to have a material impact on the Company's results of operations, financial position or disclosures.

Other accounting standards that have been issued or proposed by the FASB or other standards-setting bodies are not expected to have a material impact on the Company's financial position, results of operations or cash flows.

NOTE TWO: RESTRICTIONS ON CASH AND DUE FROM BANKS

The Banks are required to maintain average reserve balances with the Federal Reserve Bank ("FRB") based upon a percentage of deposits. The average amounts of reserve balances maintained by the Banks at December 31, 2009 and 2008 were approximately $756,000 and $820,000, respectively.

NOTE THREE: SECURITIES

Securities are summarized as follows as of December 31 *(tabular amounts in thousands)*:

	2009			
	Amortized	Unrealized Holding		Fair
TRADING ASSETS:	Cost	Gains	Losses	Value
OTHER SECURITIES				
Maturing after ten years	$ 128	$ -	$ -	$ 128

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE THREE: SECURITIES, CONTINUED

	2009			
	Amortized	Unrealized Holding		Fair
	Cost	Gains	Losses	Value
SECURITIES AVAILABLE FOR SALE:				
GOVERNMENT SPONSORED ENTERPRISE SECURITIES				
Maturing after five years but within ten years	$ 6,792	$ 340	$ -	$ 7,132
MORTGAGE BACKED SECURITIES				
Maturing within one year	1,410	21	-	1,431
Maturing after one year but within five years	55,162	2,214	47	57,329
Maturing after five years but within ten years	3,147	25	6	3,166
Maturing after ten years	4,094	118	6	4,206
	63,813	2,378	59	66,132
OTHER SECURITIES				
Maturing after ten years	604	-	39	565
OBLIGATIONS OF STATES AND POLITICAL SUBDIVISIONS				
Maturing after one year but within five years	457	36	-	493
Maturing after five years but within ten years	4,327	98	23	4,402
Maturing after ten years	24,166	417	80	24,503
	28,950	551	103	29,398
Total securities available for sale	**$ 100,159**	**$ 3,269**	**$ 201**	**$ 103,227**
SECURITIES HELD TO MATURITY:				
OBLIGATIONS OF STATES AND POLITICAL SUBDIVISIONS				
Maturing within one year	$ 596	$ 1	$ -	$ 597
Maturing after one year but within five years	3,117	127	-	3,244
Maturing after five years but within ten years	3,260	57	-	3,317
Maturing after ten years	1,429	34	-	1,463
Total securities held to maturity	**$ 8,402**	**$ 219**	**$ -**	**$ 8,621**

	2008			
	Amortized	Unrealized Holding		Fair
	Cost	Gains	Losses	Value
TRADING ASSETS:				
OTHER SECURITIES				
Maturing after ten years	**$ 47**	**$ -**	**$ -**	**$ 47**
SECURITIES AVAILABLE FOR SALE:				
GOVERNMENT SPONSORED ENTERPRISE SECURITIES				
Maturing within one year	$ 1,000	$ 28	$ -	$ 1,028
Maturing after one year but within five years	7,990	384	-	8,374
Maturing after five years but within ten years	1,970	1	-	1,971
	10,960	413	-	11,373
MORTGAGE BACKED SECURITIES				
Maturing within one year	764	6	-	770
Maturing after one year but within five years	10,380	241	-	10,621
Maturing after ten years	43,697	1,523	-	45,220
	54,841	1,770	-	56,611

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE THREE: SECURITIES, CONTINUED

	2008			
	Amortized	Unrealized Holding		Fair
	Cost	Gains	Losses	Value
OTHER SECURITIES				
Maturing after ten years	767	162	99	830
OBLIGATIONS OF STATES AND POLITICAL SUBDIVISIONS				
Maturing after one year but within five years	457	28	-	485
Maturing after five years but within ten years	3,221	107	-	3,328
Maturing after ten years	23,521	130	275	23,376
	27,199	265	275	27,189
Total securities available for sale	**$ 93,767**	**$ 2,610**	**$ 374**	**$ 96,003**
SECURITIES HELD TO MATURITY:				
OBLIGATIONS OF STATES AND POLITICAL SUBDIVISIONS				
Maturing within one year	$ 1,951	$ 9	$ 2	$ 1,958
Maturing after one year but within five years	4,623	76	-	4,699
Maturing after five years but within ten years	4,100	46	8	4,138
Maturing after ten years	1,977	6	112	1,871
Total securities held to maturity	**$ 12,651**	**$ 137**	**$ 122**	**$ 12,666**

Management evaluates securities for other-than-temporary impairment at least on a quarterly basis and more frequently when economic or market concerns warrant such evaluation. Consideration is given to (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

The following table shows gross unrealized losses and fair value, aggregated by investment category, and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2009.

SECURITIES AVAILABLE FOR SALE *(tabular amounts in thousands):*

	Less Than 12 Months		12 Months or More		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Government sponsored enterprise securities	$ -	$ -	$ -	$ -	$ -	$ -
Mortgage backed securities	10,148	59	-	-	10,148	59
Other securities	-	-	476	39	476	39
State and political subdivisions	8,823	103	-	-	8,823	103
Total	**$ 18,971**	**$ 162**	**$ 476**	**$ 39**	**$ 19,447**	**$ 201**

One individual security available for sale was in a continuous loss position for twelve months or more.

The following table shows gross unrealized losses and fair value, aggregated by investment category, and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2008.

SECURITIES AVAILABLE FOR SALE *(tabular amounts in thousands):*

	Less Than 12 Months		12 Months or More		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Government sponsored enterprise securities	$ -	$ -	$ -	$ -	$ -	$ -
Mortgage backed securities	-	-	-	-	-	-
Other securities	517	99	-	-	517	99
State and political subdivisions	7,625	275	-	-	7,625	275
Total	**$ 8,142**	**$ 374**	**$ -**	**$ -**	**$ 8,142**	**$ 374**

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE THREE: SECURITIES, CONTINUED

No individual securities available for sale were in a continuous loss position for twelve months or more.

SECURITIES HELD TO MATURITY *(tabular amounts in thousands):*

	Less Than 12 Months		12 Months or More		Total	
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
State and political subdivisions	$ 2,295	$ 122	$ -	$ -	$ 2,295	$ 122
Total	$ 2,295	$ 122	$ -	$ -	$ 2,295	$ 122

No individual securities held to maturity were in a continuous loss position for twelve months or more.

The Company has the ability and believes it is more likely than not it can hold these securities until such time as the value recovers or the securities mature. The Company believes, based on industry analyst reports and credit ratings, that the deterioration in value is attributable to changes in market interest rates and not in the credit quality of the issuer and therefore, these losses are not considered other-than-temporary. The category "other securities" above is comprised of mortgage-backed securities, corporate debt securities, equity securities and investments in Banker's Bank stock.

OTHER INVESTMENTS, AT COST *(tabular amounts in thousands):*
The Banks, as member institutions, are required to own certain stock investments in the Federal Home Loan Bank of Atlanta ("FHLB") and the FRB. These investments are carried at cost and are generally pledged against any borrowings from these institutions (see Note 9). No ready market exists for these stocks and they have no quoted market values. The Company's investments in these stocks are summarized below:

	December 31,	
	2009	2008
Federal Reserve Bank	$ 827	$ 483
Federal Home Loan Bank	3,629	2,585
Interest-bearing deposits in other banks (maturing after three months)	-	478
	$ 4,456	$ 3,546

Securities with carrying amounts of $30,761,000 and $43,459,000 as of December 31, 2009 and 2008, respectively, were pledged to secure public deposits and for other purposes required or permitted by law.

NOTE FOUR: LOANS AND ALLOWANCE FOR LOAN LOSSES

Loans are summarized as follows *(tabular amounts in thousands):*

	December 31,	
	2009	2008
Commercial and industrial - not secured by real estate	$ 39,981	$ 43,451
Commercial and industrial - secured by real estate	120,102	111,844
Residential real estate - mortgage	126,544	124,445
Residential real estate - construction	72,668	104,390
Loans to individuals for household, family and other personal expenditures	14,279	14,581
	373,574	398,711
Less allowance for loan losses	(7,431)	(9,217)
	$ 366,143	$ 389,494

The composition of gross loans by rate type is as follows *(tabular amounts in thousands):*

	December 31,	
	2009	2008
Variable-rate loans	$ 123,207	$ 145,998
Fixed-rate loans	250,367	252,713
	$ 373,574	$ 398,711

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE FOUR: LOANS AND ALLOWANCE FOR LOAN LOSSES, CONTINUED

Changes in the allowance for loans losses were as follows *(tabular amounts in thousands):*

	For The Years Ended December 31, 2009	2008
BALANCE, BEGINNING OF YEAR	$ 9,217	$ 4,310
Provision for loan losses	4,958	13,820
Loans charged off	(6,989)	(9,037)
Loans recovered	245	124
BALANCE, END OF YEAR	**$ 7,431**	**$ 9,217**

The following is a summary of information pertaining to impaired loans and non-accrual loans *(tabular amounts in thousands):*

	December 31, 2009	2008
Impaired loans without valuation allowance	$ 12,544	$ 13,592
Impaired loans with a valuation allowance	2,202	3,079
Total impaired loans	$ 14,746	$ 16,671
Valuation allowance related to impaired loans	$ 747	$ 1,608
Total non-accrual loans	14,881	16,950
Total loans past-due ninety days or more and still accruing	-	-
Foregone interest income on non-accrual loans	1,101	753
Average investment in impaired loans	17,781	10,802
Interest income recognized on impaired loans	-	-
Interest income recognized on cash basis on impaired loans	-	-

NOTE FIVE: PREMISES AND EQUIPMENT

The principal categories and estimated useful lives of premises and equipment are summarized in the table below *(tabular amounts in thousands):*

	Estimated Useful Lives	December 31, 2009	2008
Land		$ 3,873	$ 3,873
Building and improvements	15 - 40 years	9,966	9,951
Furniture, fixtures and equipment	3 - 10 years	8,972	8,879
		22,811	22,703
Less accumulated depreciation		10,541	9,503
		$ 12,270	**$ 13,200**

Depreciation expense of approximately $1,059,000 and $1,142,000 for 2009 and 2008, respectively, is included in occupancy and equipment expenses in the accompanying consolidated statements of income.

NOTE SIX: ASSETS ACQUIRED IN SETTLEMENT OF LOANS

The following summarizes the activity of assets acquired in settlement of loans *(tabular amounts in thousands):*

	For The Years Ended December 31, 2009	2008
BALANCE, BEGINNING OF YEAR	$ 5,428	$ 1,023
Additions	15,536	7,688
Sales	(9,344)	(2,886)
Write downs	(130)	(397)
BALANCE, END OF YEAR	**$ 11,490**	**5,428**

NOTE SEVEN: DEPOSITS

The composition of deposits is as follows *(tabular amounts in thousands):*

	December 31, 2009	2008
Demand deposits, noninterest bearing	$ 55,367	$ 51,091
NOW and money market accounts	137,744	96,160
Savings deposits	10,370	9,771
Time certificates, $100,000 or more	125,922	97,769
Other time certificates	155,593	190,578
Total	**$ 484,996**	**$ 445,369**

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE SEVEN: DEPOSITS, CONTINUED

	December 31,	
	2009	2008
Time certificates maturing		
Within one year	$ 242,527	$ 265,342
After one but within two years	24,539	15,651
After two but within three years	13,614	6,864
After three but within four years	432	259
After four years	403	231
	281,515	288,347
Transaction and savings accounts	203,481	157,022
	$ 484,996	**$ 445,369**

Certificates of deposit in excess of $100,000 totaled approximately $111,042,000 and $86,380,000 at December 31, 2009 and 2008, respectively. Interest expense on certificates of deposit in excess of $100,000 was approximately, $2,598,000 in 2009 and $3,907,000 in 2008. The Banks had brokered time certificates of approximately $59,565,000 at December 31, 2009 and $77,411,000 at December 31, 2008. Traditional brokered time deposits at the Banks amounted to approximately $25,048,000 at December 31, 2009 and $44,458,000 at December 31, 2008. Brokered time deposits, within the Certificate of Deposit Account Registry Service ("CDARS"), at the Banks amounted to approximately $34,517,000 at December 31, 2009 and $32,953,000 at December 31, 2008.

NOTE EIGHT: SECURITIES SOLD UNDER REPURCHASE AGREEMENTS

Securities sold under repurchase agreements are summarized as follows *(tabular amounts in thousands)*:

	December 31,	
	2009	2008
Government sponsored enterprise securities with an amortized cost of $19,910,000 ($20,764,000 fair value) and $28,686,000 ($29,673,000 fair value) at December 31, 2009 and 2008, respectively, collateralize the agreements.	**$ 12,785**	**$ 22,181**

The Banks enter into sales of securities under agreements to repurchase. These obligations to repurchase securities sold are reflected as liabilities in the consolidated balance sheets. The dollar amount of securities underlying the agreements remains in the asset accounts. The securities underlying the agreements are book entry securities maintained by a safekeeping agent. The weighted average interest rate of these agreements was 0.53 percent and 1.56 percent for 2009 and 2008, respectively. The agreements mature daily. Securities sold under agreements to repurchase averaged $16,122,000 and $20,832,000 during 2009 and 2008, respectively. The maximum amounts outstanding at any month-end were $19,671,000 and $25,557,000 during 2009 and 2008, respectively.

NOTE NINE: FEDERAL FUNDS PURCHASED

At December 31, 2009, the Banks had the ability to purchase federal funds from unrelated banks under short-term lines of credit totaling $21,500,000. These lines of credit are available on a one- to seven-day basis for general corporate purposes.

NOTE TEN: ADVANCES UNDER LINES OF CREDIT FROM FEDERAL HOME LOAN BANK AND NOTES PAYABLE - OTHER

Under lines of credit, the Banks have the ability to borrow up to 20 percent of their total assets from the FHLB subject to available qualifying collateral. Borrowings may be obtained under various FHLB lending programs with various terms. Borrowings from the FHLB require qualifying collateral (which includes certain mortgage loans, investment securities and FHLB stock) and may require purchasing additional stock in the FHLB

The Banks had no advances at December 31, 2009 and advances of $34,600,000 at December 31, 2008 at an interest rate of 0.46 percent which matured daily. At December 31, 2009 and 2008, the lines were collateralized by qualifying mortgage loans aggregating approximately $52,661,000 and $67,201,000, respectively, and by FHLB stock owned by all three Banks. The Banks also had lines collateralized by investment securities owned by the Banks in the amount of $12,649,000 and $13,149,000 at December 31, 2009 and 2008, respectively. As of December 31, 2009, the Banks had the ability to borrow $65,310,000 in the aggregate from the FHLB.

In 2008, the Company obtained a $15,000,000 line of credit from a correspondent bank to enable it to inject additional capital into the Banks. The Company subsequently drew on this line of credit and injected a total of $11,500,000 into its three Banks. At December 31, 2008 the line of credit is presented on the consolidated balance sheet as note payable-other with an outstanding balance of $11,000,000. This line of credit was repaid in full in April 2009 using a portion of the proceeds upon the sale of preferred stock to the U. S. Treasury, pursuant to its Capital Purchase Program. In December 2009, the Company cancelled the line of credit.

NOTE ELEVEN: INCOME TAXES

Provision for income taxes consists of the following *(tabular amounts in thousands)*:

	For The Years Ended December 31,	
	2009	2008
Current tax provision		
Federal	$ (126)	$ (2,153)
State	40	-
Total current taxes	(86)	(2,153)
Deferred tax benefit	(603)	(3,031)
	$ (689)	**$ (5,184)**

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE ELEVEN: INCOME TAXES, CONTINUED

Income taxes differ from the tax expense computed by applying the statutory federal income tax rate of 34 percent to income before income taxes. The reasons for these differences are as follows *(tabular amounts in thousands):*

	For The Years Ended December 31,	
	2009	2008
Tax (benefit) expense at statutory rate	$ (42)	$ (4,610)
Increase (decrease) in taxes resulting from:		
State income taxes, net of federal benefit	26	-
Tax-exempt interest income	(513)	(511)
Investment in life insurance	(160)	(150)
Other	-	87
Provision for income taxes (benefit)	**$ (689)**	**$ (5,184)**

Deferred tax assets (liabilities) result from temporary differences in the recognition of revenue and expenses for tax and financial statement purposes. Management believes realization of the deferred tax assets is more likely than not and accordingly has not recorded a valuation allowance. The sources and the cumulative tax effect of temporary differences are as follows: *(tabular amounts in thousands):*

	December 31,	
	2009	2008
Deferred tax assets		
Allowance for loan losses	$ 2,526	$ 3,134
Deferred compensation	340	254
Other than temporary impairment	1,032	1,033
Alternative minimum tax credit	918	-
Other	553	417
	5,369	4,838
Deferred tax liabilities	(2)	(104)
Depreciation	(210)	(180)
Prepaid expenses	(1,043)	(758)
Unrealized holding gains on securities available for sale	(1,255)	(1,042)
Net deferred tax assets included in other assets	**$ 4,114**	**$ 3,796**

The Company has analyzed the tax positions taken or expected to be taken in its tax returns and concluded it has no liability related to uncertain tax positions in accordance with ASC Topic 740.

NOTE TWELVE: FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

The Banks are parties to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of their customers. These financial instruments include commitments to extend credit and standby letters of credit. They involve, to varying degrees, elements of credit and interest rate risk in excess of the amounts recognized in the balance sheets.

The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amounts of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any material condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require the payment of a fee. At December 31, 2009, unfunded commitments to extend credit were $70,731,000, of which $65,435,000 were at variable rates and $5,296,000 were at fixed rates. These commitments included $4,651,000 of unfunded amounts of construction loans, $47,179,000 of undisbursed amounts of home equity lines of credit, $12,436,000 of unfunded amounts under commercial lines of credit, and $6,465,000 of other commitments to extend credit. The Company evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management's credit evaluation of the borrower. Collateral varies but may include accounts receivable, inventory, property, plant and equipment, commercial and residential real estate.

At December 31, 2009, there was $2,953,000 committed under letters of credit. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. Collateral varies but may include accounts receivable, inventory, equipment,

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE TWELVE: FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK, CONTINUED

marketable securities and property. Since most of the letters of credit are expected to expire without being drawn upon, they do not necessarily represent future cash requirements. The Company has not recorded a liability for the current carrying amount of the obligation to perform as a guarantor, and no contingent liability was considered necessary, as such amounts were not considered material.

NOTE THIRTEEN: COMMITMENTS AND CONTINGENCIES

The Company is, from time to time, a party to various lawsuits and claims arising from the ordinary conduct of its business. Management does not expect such matters to have any material adverse effect on the financial position or results of operations of the Company.

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of loans receivable, investment securities, federal funds sold and amounts due from banks.

The Company makes loans to individuals and small businesses for various personal and commercial purposes primarily in the upstate region of South Carolina. The Company's loan portfolio is not concentrated in loans to any single borrower or to a relatively small number of borrowers. Additionally, management is not aware of any concentrations of loans to classes of borrowers or industries that would be similarly affected by economic conditions. However, a substantial portion of the Company's loans are secured by real estate.

In addition to monitoring potential concentrations of loans to particular borrowers or groups of borrowers, industries and geographic regions, management monitors exposure to credit risk that could arise from potential concentrations of lending products and practices such as loans that subject borrowers to substantial payment increases (e.g. principal deferral periods, loans with initial interest-only periods, etc), and loans with high loan-to-value ratios. Additionally, there are industry practices that could subject the Company to increased credit risk should economic conditions change over the course of a loan's life. For example, the Company makes variable rate loans and fixed rate principal-amortizing loans with maturities prior to the loan being fully paid (i.e. balloon payment loans). These loans are underwritten and monitored to manage the associated risks. Management has determined that there is no concentration of credit risk associated with its lending policies or practices.

The Company's investment portfolio consists principally of obligations of the United States of America, its agencies or its corporations and general obligation municipal securities. In the opinion of management, there is no concentration of credit risk in its investment portfolio.
The Company places its deposits and correspondent accounts with and sells its federal funds to high quality institutions. Management believes credit risk associated with correspondent accounts is not significant.

NOTE FOURTEEN: RELATED PARTY TRANSACTIONS

At December 31, 2009 and 2008, certain officers, directors, employees, related parties and companies in which they have 10 percent or more beneficial ownership, were indebted to the Banks in the aggregate amount of $22,406,000 and $21,691,000, respectively. During 2009, $6,388,000 of new loans were made to this group and repayments of $5,673,000 were received. This same group had deposits in the Banks of $6,863,000 and $5,839,000 at December 31, 2009 and 2008, respectively.

NOTE FIFTEEN: COMMON STOCK AND EARNINGS PER SHARE

Earnings (loss) per common share is computed and presented in accordance with ASC Topic 260. The assumed conversion of stock options creates the difference between basic and diluted net income (loss) per common share. Income (loss) per share is calculated by dividing net income (loss) by the weighted average number of common shares outstanding for each period presented.

	DECEMBER 31,	
	2009	2008
Net (loss) available to common shareholders	$ (224)	$ (8,376)
Weighted average shares outstanding:		
Basic	7,030,935	7,062,218
Diluted	7,030,935	7,062,218
Loss per common share:		
Basic	$ (0.03)	$ (1.19)
Diluted	$ (0.03)	$ (1.19)

Common shares totaling 58,899 were excluded from the 2009 earnings per share calculation because they are considered anti-dilutive and 242 shares were excluded from the calculation in 2008.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE FIFTEEN: COMMON STOCK AND EARNINGS PER SHARE, CONTINUED

A Special Meeting of the Shareholders was called on January 9, 2009 for the sole purpose of amending the Company's Articles of Incorporation to authorize the Board of Directors to issue shares of Preferred Stock. A small group of dissenting shareholders representing 67,636 shares of Common Stock exercised their right to surrender their shares to the Company in exchange for fair value. The Company paid $243,000 in cash for these surrendered shares in 2009. The dissenting shareholders asserted that their shares had a greater fair value and, in accordance with South Carolina law, the Company brought suit to have the court determine what additional amount, if any, is due. The litigation is ongoing.

NOTE SIXTEEN: PREFERRED STOCK AND RESTRICTIONS ON DIVIDENDS

On April 24, 2009 the Company entered into a Letter Agreement and Securities Purchase Agreement (the "Purchase Agreement") with the U.S. Treasury Department ("Treasury") under the Troubled Asset Relief Program ("TARP") Capital Purchase Program, pursuant to which the Company sold the Treasury (i) 12,660 shares of the Company's Fixed Rate Cumulative Perpetual Preferred Stock, Series T (the "Series T Preferred Stock") and (ii) a warrant (the "Warrant") to purchase 633 shares of the Company's Fixed Rate Cumulative Perpetual Preferred Stock, Series W (the "Series W Preferred Stock") for an aggregate purchase price of $12,660,000 in cash. (The Series T Preferred Stock and Series W Preferred Stock are referred to collectively as the "Preferred Stock"). The Warrant was exercised by Treasury immediately, and the net proceeds from the sale of $12,615,000 were allocated between the Series T Preferred Stock and the Series W Preferred Stock based on their relative fair values at the time of the sale. Of the net proceeds, $11,910,000 was allocated to the Series T Preferred Stock and $705,000 was allocated to the Series W Preferred Stock. The accretion of the discount recorded on the Series T Preferred Stock, net of the amortization of the premium recorded on the Series W Preferred Stock, is offset directly against retained earnings over a five-year period applying a level yield, and is reported on the consolidated statement of income in the determination of the amount of net income (loss) available to common shareholders.

The Series T Preferred Stock will pay cumulative dividends at a rate of 5% per annum for the first five years and 9% per annum thereafter. The Series W Preferred Stock will pay cumulative dividends at a rate of 9% per annum. The cumulative dividend for the Preferred Stock is accrued and payable on February 15, May 15, August 15 and November 15 of each year. The Company has declared and paid $385,000 in preferred stock dividends to the U.S. Treasury in 2009. Both the Series T and Series W Preferred Stock qualify as Tier I capital and may be redeemed after April 24, 2012 at the stated amount of $1,000 per share plus any accrued and unpaid dividends. Prior to April 24, 2012, the Preferred Stock may be redeemed only with proceeds from the sale of qualifying equity securities. The Preferred Stock is non-voting except for class voting rights on matters that would adversely affect the rights of the holders of the Series T or Series W Preferred Stock.

Pursuant to the terms of the Purchase Agreement, the ability of the Company to declare or pay dividends or other distributions on its Common Stock is subject to restrictions, including a restriction against increasing dividends from the last quarterly cash dividend per share declared on the Common Stock prior to April 24, 2009. In addition, as long as the Preferred Stock is outstanding, Common Stock dividend payments are prohibited until all accrued and unpaid dividends are paid on such Preferred Stock, subject to certain limited exceptions. This restriction will terminate on April 24, 2012, or earlier if the Preferred Stock has been redeemed in whole or if the Treasury has transferred all of the Preferred Stock to third parties. The Company paid no cash dividends to its common shareholders in 2009.

NOTE SEVENTEEN: STOCK OPTION COMPENSATION PLANS

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions for grants in 2009 and 2008: dividend yields of $0 to $0.20 per share, expected volatility from 22 to 39 percent, risk-free interest rates from 2.44 to 3.98 percent, and expected life of 10 years. The weighted average fair market value of options granted approximated $1.49 in 2009 and $1.82 in 2008.

A summary of the status of the plans as of December 31, 2009 and 2008, and changes during the years ending on those dates is presented below (all shares and exercise prices have been adjusted for stock dividends and the stock split since the date of grant):

	Shares	Weighted Average Exercise Price	Weighted Average Contractual Term (Years)	Aggregate Intrinsic Value
Outstanding at December 31, 2007	168,749	$ 10.29		
Granted	16,000	7.62		
Exercised	(14,615)	5.34		$ -
Forfeited or expired	(23,871)	9.89		
Outstanding at December 31, 2008	146,263	10.56		
Granted	15,500	2.77		
Exercised	(500)	2.75		
Forfeited or expired	(6,395)	9.27		$ -
Outstanding at December 31, 2009	154,868	9.86	6.23	$ -
Options exercisable at year-end	129,999	10.21	6.14	$ -
Shares available for grant at December 31, 2009	361,150			

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE SEVENTEEN: STOCK OPTION COMPENSATION PLANS, CONTINUED

	Number of Shares	Weighted Average Grant Date Fair Value
Non-vested options at December 31, 2008	29,297	$ 11.38
Granted	15,500	2.77
Vested	(17,013)	11.19
Forfeited or expired	(2,915)	12.62
Non-vested options at December 31, 2009	24,869	8.02

As of December 31, 2009, we have unrecognized compensation cost of $76,814 related to unvested stock options.

Options Outstanding			Options Exercisable	
Number Of Shares Outstanding	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Number Of Shares Exercisable	Weighted Average Exercise Price
7,721	0.2	$ 8.16	7,721	$ 8.16
5,646	1.0	8.80	5,646	8.80
6,318	1.3	7.60	6,318	7.60
8,016	2.3	8.86	8,016	8.86
10,461	2.5	9.34	10,461	9.34
5,730	3.3	10.47	5,730	10.47
22,096	4.3	14.49	22,096	14.49
1,823	4.6	13.71	1,823	13.71
4,046	5.3	15.66	4,046	15.66
1,158	5.5	14.77	984	14.77
2,316	5.6	14.90	1,968	14.90
5,788	5.7	14.90	4,920	14.90
1,736	5.8	14.08	1,476	14.08
1,102	6.1	12.02	771	12.02
1,102	6.2	11.89	771	11.89
6,063	6.3	10.25	4,244	10.25
6,613	6.3	11.42	5,786	11.42
1,102	6.5	10.44	771	10.44
4,280	6.7	10.43	2,996	10.43
2,204	6.8	10.21	1,542	10.21
6,422	7.0	10.48	3,532	10.48
1,050	7.2	9.95	578	9.95
3,675	7.3	9.52	2,022	9.52
6,300	7.3	11.19	6,300	11.19
1,050	7.5	11.42	578	11.42
1,050	7.9	9.57	578	9.57
1,500	8.0	8.05	600	8.05
3,500	8.3	7.75	1,400	7.75
1,000	8.3	7.50	400	7.50
7,000	8.4	7.60	7,000	8.00
500	8.5	5.35	200	5.35
1,500	8.7	7.50	600	7.50
1,000	9.0	3.25	250	3.25
7,500	9.4	2.75	7,500	2.75
1,500	9.5	2.75	375	2.75
5,000	9.6	2.70	-	2.70
154,868	**6.2**	**9.86**	**129,999**	**10.21**

The plans are administered by the Board of Directors or by a committee designated by the Board. The plans provide that if the shares of common stock shall be subdivided or combined into a greater or smaller number of shares or if the Company shall issue any shares of common stock as a stock dividend on its outstanding common stock, the number of shares of common stock deliverable upon the exercise of options shall be increased or decreased proportionately, and appropriate adjustments shall be made in the purchase price per share to reflect such subdivision, combination or stock dividend.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE EIGHTEEN: EMPLOYEE BENEFIT PLANS

The Company maintains a 401(k) retirement plan for all eligible employees. Upon ongoing approval of the Board of Directors, the Company matches employee contributions equal to one-hundred percent of such contributions which do not exceed three percent of the contributor's annual salary, plus fifty percent of such contributions as exceed three percent but do not exceed five percent of the contributor's annual salary, subject to certain adjustments and limitations. Contributions to the plan of $212,553 and $240,441 were charged to operations during 2009 and 2008, respectively.

Supplemental benefits have been approved by the Board of Directors for certain executive officers of the Company. These benefits are not qualified under the Internal Revenue Code and they are not funded. However, a source for certain funding is provided informally and indirectly by life insurance policies owned by the Banks. The Company recorded expense related to these benefits of $282,360 and $260,746 in 2009 and 2008, respectively.

NOTE NINETEEN: REGULATORY MATTERS

The Banks are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Banks' financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Banks must meet specific capital guidelines that involve quantitative measures of the Banks' assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Banks' capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weighting, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Banks to maintain minimum amounts and ratios (set forth in the table below) of total and Tier 1 capital to risk-weighted assets, and of Tier 1 capital to adjusted total assets. Management believes, as of December 31, 2009, that the Banks meet all capital adequacy requirements to which they are subject.

On October 15, 2008, one of the Company's Bank subsidiaries, the assets of which represent approximately 25% of the Company's total consolidated assets, entered into a formal agreement with the OCC for the Bank to take various actions with respect to the operation of the Bank. The actions include:

a. creation of a committee of the Bank's board of directors to monitor compliance with the agreement and make monthly reports to the board of directors and the OCC;
b. development, implementation and adherence to a program to improve the Bank's loan portfolio management;
c. adoption, implementation and adherence to written policies and procedures for maintaining an adequate allowance for loan and lease losses in accordance with generally accepted accounting principles and regulatory guidance;
d. protection of its interest in its criticized assets (those assets classified as "loss," "doubtful," "substandard," or "special mention" by internal or external loan review or examination), and adoption, implementation and adherence to a written program designed to eliminate the basis of the criticism, as well as restricting further extensions of credit to borrowers whose loans are subject to criticism;
e. development, implementation and adherence to a written program to improve its construction loan underwriting standards;
f. adoption, implementation and adherence to a written asset diversification program that appropriately identifies and manages concentration of credit risk;
g. adoption, implementation and adherence to a strategic plan, a capital program and a profit plan;
h. ensuring that the level of liquidity at the Bank is sufficient to sustain the Bank's current operations and meet anticipated or extraordinary demand; and
i. obtaining a determination of no supervisory objection from the OCC before accepting brokered deposits.

Additionally, the Bank is required by the agreement to submit numerous periodic reports to the OCC regarding various aspects of the foregoing actions.

The agreement resulted from the OCC's examination of the Bank that commenced in the second quarter of 2008. Since the latter part of 2006 the Bank has experienced an increase in criticized assets as the economy in the Bank's primary lending areas has come under increasing downward pressure. The substantive actions called for by the agreement should strengthen the Bank and make it more efficient in the long-term. Implementation of the agreement has increased the Bank's administrative costs somewhat for the near-term, but the amount of such increase is not expected to be material to the Company.

The Banks' actual capital amounts and ratios and minimum regulatory amounts and ratios are presented as follows:

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE NINETEEN: REGULATORY MATTERS, CONTINUED

	Actual		For Capital Adequacy Purposes Minimum		To Be Well Capitalized Under Prompt Corrective Action Provisions Minimum	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
PEOPLES BANCORPORATION, INC.:			(dollar amounts in thousands):			
As of December 31, 2009						
Total Capital (to risk-weighted assets)	$ 54,568	13.67%	$ 31,934	8.00 %	N/A	N/A
Tier 1 Capital (to risk-weighted assets)	49,546	12.41	15,970	4.00	N/A	N/A
Tier 1 Capital (to adjusted total assets)	49,546	9.03	21,947	4.00	N/A	N/A
As of December 31, 2008						
Total Capital (to risk-weighted assets)	45,435	10.77	33,749	8.00	N/A	N/A
Tier 1 Capital (to risk-weighted assets)	40,040	9.49	16,877	4.00	N/A	N/A
Tier 1 Capital (to adjusted total assets)	40,040	7.33	21,850	4.00	N/A	N/A
THE PEOPLES NATIONAL BANK:						
As of December 31, 2009						
Total Capital (to risk-weighted assets)	33,201	12.87	20,638	8.00	$ 25,797	10.00 %
Tier 1 Capital (to risk-weighted assets)	29,954	11.61	10,320	4.00	15,480	6.00
Tier 1 Capital (to adjusted total assets)	29,954	8.73	13,725	4.00	17,156	5.00
As of December 31, 2008						
Total Capital (to risk-weighted assets)	34,922	12.44	22,458	8.00	28,072	10.00
Tier 1 Capital (to risk-weighted assets)	31,297	11.15	11,228	4.00	16,841	6.00
Tier 1 Capital (to adjusted total assets)	31,297	9.06	13,818	4.00	17,272	5.00
BANK OF ANDERSON, N.A.:						
As of December 31, 2009 (1)						
Total Capital (to risk-weighted assets)	13,111	15.16	10,378	12.00	N/A	N/A
Tier 1 Capital (to risk-weighted assets)	12,025	13.90	8,651	10.00	N/A	N/A
Tier 1 Capital (to adjusted total assets)	12,025	9.01	10,677	8.00	N/A	N/A
As of December 31, 2008 (1)						
Total Capital (to risk-weighted assets)	13,922	15.27	10,941	12.00	N/A	N/A
Tier 1 Capital (to risk-weighted assets)	12,777	14.02	9,113	10.00	N/A	N/A
Tier 1 Capital (to adjusted total assets)	12,777	9.58	10,670	8.00	N/A	N/A
SENECA NATIONAL BANK:						
As of December 31, 2009						
Total Capital (to risk-weighted assets)	6,703	12.31	4,356	8.00	5,445	10.00
Tier 1 Capital (to risk-weighted assets)	6,017	11.05	2,178	4.00	3,267	6.00
Tier 1 Capital (to adjusted total assets)	6,017	8.08	2,979	4.00	3,723	5.00
As of December 31, 2008						
Total Capital (to risk-weighted assets)	7,198	14.44	3,988	8.00	4,985	10.00
Tier 1 Capital (to risk-weighted assets)	6,574	13.19	1,994	4.00	2,990	6.00
Tier 1 Capital (to adjusted total assets)	6,574	9.76	2,695	4.00	3,368	5.00

(1) Minimum ratios have been revised to reflect minimum required regulatory ratios for this Bank as required by the OCC.

NOTE TWENTY: FAIR VALUE OF FINANCIAL INSTRUMENTS

ASC Topic 820 requires disclosure of fair value information, whether or not recognized in the balance sheets, when it is practical to estimate the fair value. ASC Topic 820 defines a financial instrument as cash, evidence of an ownership interest in an entity or contractual obligations which require the exchange of cash or other financial instruments. Certain items are specifically excluded from the disclosure requirements, including the Company's common stock, premises and equipment and other assets and liabilities.

Fair value approximates carrying value for the following financial instruments due to the short-term nature of the instrument: cash and due from banks, interest-bearing deposits in other banks, federal funds sold and purchased, short-term FHLB advances, and securities sold under repurchase agreements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE TWENTY: FAIR VALUE OF FINANCIAL INSTRUMENTS, CONTINUED

Securities are valued using quoted fair market prices. Other investments are valued at par value.

Fair value for variable-rate loans that reprice frequently, loans held for sale, and for loans that mature in less than three months is based on the carrying value. Fair value for fixed-rate mortgage loans, personal loans, and all other loans (primarily commercial) maturing after three months is based on the discounted present value of the estimated future cash flows. Discount rates used in these computations approximate the rates currently offered for similar loans of comparable terms and credit quality.

Fair value for cash surrender value life insurance approximates its carrying value.

Fair value for demand deposit accounts and interest-bearing accounts with no fixed maturity date is equal to the carrying value. Certificate of deposit accounts and securities sold under repurchase agreements maturing within one year are valued at their carrying value. The fair value of certificates of deposit are estimated by discounting cash flows from expected maturities using current interest rates on similar instruments.

Fair value for note payable-other is based on discounted cash flows using the Company's current incremental borrowing rate. Discount rates used in these computations approximate rates currently offered for similar borrowings of comparable terms and credit quality.

Fair value of off-balance sheet instruments is based on fees currently charged to enter into similar arrangements, taking into account the remaining terms of the agreement and the counterparties' credit standing.

The Company has used management's best estimate of fair value based on the above assumptions. Thus, the fair values presented may not be the amounts which could be realized in an immediate sale or settlement of the instrument. In addition, any income taxes or other expenses which would be incurred in an actual sale or settlement are not taken into consideration in the fair value presented.

	DECEMBER 31,			
	2009		2008	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets:				
Cash and due from banks	$ 11,862	$ 11,862	$ 7,874	$ 7,874
Interest-bearing deposits in other banks	420	420	765	765
Federal funds sold	14,592	14,592	9,185	9,185
Trading assets	128	128	47	47
Securities available for sale	103,227	103,227	96,003	96,003
Securities held to maturity	8,402	8,621	12,651	12,666
Other investments	4,456	4,456	3,546	3,546
Loans (gross)	373,574	370,420	398,711	395,447
Cash surrender value of life insurance	12,304	12,304	11,815	11,815
Financial liabilities:				
Deposits	$ 484,996	$ 477,788	$ 445,369	$ 442,221
Securities sold under repurchase agreements	12,785	12,785	22,181	22,181
Federal funds purchased	399	399	1,028	1,028
Advances from Federal Home Loan Bank	-	-	34,600	34,600
Notes payable - other	-	-	11,000	11,000

The ASC for fair value provides a framework for measuring and disclosing fair value under generally accepted accounting principles and requires disclosures about the fair value of assets and liabilities recognized in the balance sheet in periods subsequent to initial recognition, whether the measurements are made on a recurring basis (for example, available-for-sale investment securities) or on a nonrecurring basis (for example, impaired loans).

Fair value is identified as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The standard establishes a fair value hierarchy, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE TWENTY: FAIR VALUE OF FINANCIAL INSTRUMENTS, CONTINUED

LEVEL 1: Quoted prices in active markets for identical assets or liabilities. Level 1 assets and liabilities include debt and equity securities and derivative contracts that are traded in an active exchange market, as well as U.S. Treasury and other securities that are highly liquid and are actively traded in over-the-counter markets.

LEVEL 2: Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Level 2 assets and liabilities include debt securities with quoted prices that are traded less frequently than exchange-traded instruments and derivative contracts whose value is determined using a pricing model with inputs that are observable in the market or can be derived principally from or corroborated by observable market data. This category generally includes U. S. Government and agency mortgage-backed debt securities and impaired loans that are carried at the appraisal value of the underlying collateral.

LEVEL 3: Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation. For example, this category generally includes certain private equity investments, retained residual interests in securitizations, residential mortgage servicing rights, and highly-structured or long-term derivative contracts.

Assets and liabilities measured at fair value on a recurring basis are as follows as of December 31, 2009 *(tabular amounts in thousands):*

Recurring Basis:	**Quoted market price in active markets for identical assets/liabilities (Level 1)**	**Significant other observable inputs (Level 2)**	**Significant unobservable inputs (Level 3)**	**Total**
Available for sale investment securities	$ -	$ 103,227	$ -	$ 103,227
Trading assets	128	-	-	128
Total	$ 128	$ 103,227	$ -	$ 103,355
Nonrecurring Basis:				
Impaired loans	$ -	$ 14,746	$ -	$ 14,746
Other real estate owned	-	11,490	-	11,490
Total	$ -	$ 26,236	$ -	$ 26,236

NOTE TWENTY ONE: CONDENSED FINANCIAL INFORMATION

Following is condensed financial information of Peoples Bancorporation, Inc. *(parent company only) (tabular amounts in thousands):*

CONDENSED BALANCE SHEETS

	DECEMBER 31, 2009	DECEMBER 31, 2008
ASSETS		
Cash	$ 1,589	$ 373
Investment in bank subsidiaries	52,892	52,123
Other assets	294	287
TOTAL ASSETS	**$ 54,775**	**$ 52,783**
LIABILITIES AND SHAREHOLDERS' EQUITY		
Notes payable	$ -	$ 11,000
Other liabilities	332	271
Shareholders' equity	54,443	41,512
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**$ 54,775**	**$ 52,783**

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE TWENTY ONE: CONDENSED FINANCIAL INFORMATION, CONTINUED

CONDENSED STATEMENTS OF INCOME

	For The Years Ended December 31,	
	2009	2008
INCOME		
Fees and dividends from subsidiaries	$ 5,189	$ 6,724
EXPENSES		
Interest expense	182	104
Salaries and benefits	3,477	3,751
Occupancy	7	9
Equipment	392	457
Other operating	1,139	1,394
	5,197	5,715
EQUITY IN UNDISTRIBUTED NET INCOME (LOSS) OF BANK SUBSIDIARIES	220	(9,481)
Income (loss) before income taxes	212	(8,472)
INCOME TAX BENEFIT	(108)	(96)
NET INCOME (LOSS)	**$ 320**	**(8,376)**

CONDENSED STATEMENTS OF CASH FLOWS

	For The Years Ended December 31,	
	2009	2008
OPERATING ACTIVITIES		
Net income (loss)	$ 320	$ (8,376)
Adjustments to reconcile net income (loss) to net cash provided by operating activities		
Equity in undistributed net (income) loss of bank subsidiaries	(220)	9,481
Stock based compensation	73	72
(Increase) decrease in other assets	(7)	1,026
(Decrease) increase in other liabilities	61	(314)
Net cash provided by operating activities	227	1,889
FINANCING ACTIVITIES		
Payments for investments in bank subsidiaries	-	(12,500)
Net change in borrowings	(11,000)	11,000
Proceeds from the exercise of stock options	2	71
Proceeds from the issuance of perferred stock	12,615	-
Common shares surrendered for cash by dissenting shareholders	(243)	-
Cash dividends	(385)	(1,060)
Proceeds (repayment) of advances from subsidiaries	-	(1,200)
Net cash provided by (used) for financing activities	989	(3,689)
Net increase (decrease) in cash	1,216	(1,800)
CASH, BEGINNING OF YEAR	373	2,173
CASH, END OF YEAR	**$ 1,589**	**$ 373**

BOARD OF DIRECTORS

PEOPLES BANCORPORATION, INC.

Paul C. Aughtry, III
Director and Founder,
Windsor Aughtry Co.

James A. Black, Jr.
Director Emeritus
Retired,
Insurance Executive

William A. Carr
Director Emeritus
Retired Mayor,
City of Easley

Charles E. Dalton
President and
Chief Executive Officer,
Blue Ridge Electric
Cooperative, Inc.

Robert E. Dye, Jr.
Senior Vice President and
Chief Financial Officer,
Peoples Bancorporation, Inc.

W. Rutledge Galloway
Chief Executive Officer,
Galloway-Bell, Inc.

R. David Land
Chief Executive Officer,
Bountyland Enterprises

E. Smyth McKissick, III
President and Treasurer,
Alice Manufacturing Co., Inc.
Vice Chairman,
Peoples Bancorporation, Inc.

Eugene W. Merritt, Jr.
President and Co-owner,
Merritt Brothers, Inc.

George B. Nalley, Jr.
Managing Partner,
Nalley Commercial Properties
Chairman,
Peoples Bancorporation, Inc.

G. Weston Nalley
President,
Nalley Construction Co.

Timothy J. Reed
Margin Holdings, LLC

R. Riggie Ridgeway
Chief Executive Officer,
Peoples Bancorporation, Inc.

William R. Rowan, III
Retired,
Banking Executive

Nell W. Smith
Director Emeritus
Retired,
S. C. State Senate

D. Gray Suggs
Partner,
Suggs, Johnson, LLC,
Certified Public Accountants
and Consultants

A. J. Thompson, Jr., M.D.
Ophthalmologist
President of KTC,
Founding Partner of
The Reserve at Lake Keowee

William B. West
Executive Vice President,
Peoples Bancorporation, Inc.

L. Andrew Westbrook, III
President and
Chief Operating Officer,
Peoples Bancorporation, Inc.

THE PEOPLES NATIONAL BANK

Paul C. Aughtry, III
Director and Founder,
Windsor Aughtry Co.

William A. Carr
Director Emeritus
Retired Mayor,
City of Easley

Charles E. Dalton
President and
Chief Executive Officer,
Blue Ridge Electric
Cooperative, Inc.

Robert E. Dye, Jr.
Senior Vice President and
Chief Financial Officer,
Peoples Bancorporation, Inc.

W. Rutledge Galloway
Chief Executive Officer,
Galloway-Bell, Inc.
Chairman,
The Peoples National Bank

E. Smyth McKissick, III
President and Treasurer,
Alice Manufacturing Co., Inc.
Vice Chairman,
Peoples Bancorporation, Inc.

Eugene W. Merritt, Jr.
President and Co-Owner,
Merritt Brothers, Inc.

George B. Nalley, Jr.
Managing Partner,
Nalley Commercial Properties
Chairman,
Peoples Bancorporation, Inc.

G. Weston Nalley
President,
Nalley Construction Co.

Timothy J. Reed
Margin Holdings, LLC

R. Riggie Ridgeway
Chief Executive Officer,
Peoples Bancorporation, Inc.

William R. Rowan, III
Retired,
Banking Executive

Nell W. Smith
Director Emeritus
Retired,
S. C. State Senate

A. J. Thompson, Jr., M.D.
Ophthalmologist
President of KTC,
Founding Partner of
The Reserve at Lake Keowee
Vice Chairman,
The Peoples National Bank

L. Andrew Westbrook, III
President and
Chief Executive Officer,
The Peoples National Bank

BANK OF ANDERSON, N.A.

David L. Chamblee
Anderson Area Properties

Charles E. Dalton
President and
Chief Executive Officer,
Blue Ridge Electric
Cooperative, Inc.

Ann D. Herbert
Community Leader

Richard A. Kay
President,
Upstate Automotive

James A. Kimbell, III
President and
Chief Executive Officer,
Bank of Anderson

Betty P. Rogers
Rogers Furniture Galleries

William R. Rowan, III
Retired,
Banking Executive
Chairman,
Bank of Anderson

D. Gray Suggs
Partner,
Suggs, Johnson, LLC,
Certified Public Accountants
and Consultants
Vice Chairman,
Bank of Anderson

Nancy Jo Thomason
Attorney

SENECA NATIONAL BANK

Nancy M. Bennett
Director Emeritus
Community Leader

James A. Black, Jr.
Director Emeritus
Retired,
Insurance Executive

Steven Edwards
President,
Edwards Communications

W. H. Hudson
Retired President and
Chief Executive Officer,
Oconee Memorial Hospital
Vice Chairman,
Seneca National Bank

Marcia Hydrick
Vice President,
Thrift Brothers, Inc.

R. David Land
Chief Executive Officer,
Bountyland Enterprises
Chairman,
Seneca National Bank

William E. Sandifer, III
S. C. House of Representatives

C. Kyle Thomas
President and
Chief Executive Officer,
Seneca National Bank

THE PEOPLES NATIONAL BANK COMMUNITY BOARDS

PICKENS

Stephen A. Corn
Athletic Director
Pickens High School

John A. Crumpton, D.M.D.
Prosthodontics

James Fletcher Perry
P & F Lawn Care

Bart A. Turner
Vice President and
City Executive,
The Peoples National Bank

Dr. Mendel H. Stewart
Retired Superintendent,
School District of
Pickens County,
Chairman of the Board,
Tri-County Technical College

Sam D. Wyche
Retired Coach,
National Football League

POWDERSVILLE

Richard A. Bales
President,
Industrial Service & Supply, Inc.

Jeffrey E. Bell
President,
Galloway-Bell, Inc.

Steven M. Crowe
President,
Greenville Valve
and Fitting, Co.

Susan D. Ercolini
Retired,
Bank Marketing Officer

Jo Anne S. Fox
President,
Barnes and Tripp
Real Estate, Inc.

John E. Israel
President,
Quality and Value, Inc.

W. Stan Painter
Senior Vice President and
City Executive,
The Peoples National Bank

Bobby G. Sexton
President,
Bobby G. Sexton Co., Inc.

GREENVILLE

B. Dell Baker
Partner,
Bradshaw Gordon
and Clinkscales

Bret R. Galloway
Partner,
Galloway Lanford
and Schnell, LLC

J. Matthew Good
Senior Vice President,
Professional Mortgage Co.

David K. Hudson
Owner,
Performance Payroll

Jonathan N. Pinson
Chief Executive Officer and
General Manager,
Pindrum Staffing Services, Inc.

William L. Stephenson
Senior Vice President and
City Executive,
The Peoples National Bank

Sharon P. Wilson
Residential Real Estate Broker,
Coldwell Banker Caine
Real Estate, Co.

PEOPLES
BANCORPORATION, INC.

www.peoplesbc.com
1818 East Main Street
Easley, SC 29640
864.859.2265

The Peoples National Bank

www.bankpnb.com

1800 East Main Street
Easley, SC 29640
864.859.2265

424 Hampton Avenue
Pickens, SC 29671
864.878.8191

45 East Antrim Drive
Greenville, SC 29607
864.527.5180

1053 Pendleton Street
Easley, SC 29642
864.855.9043

4 Hood Road at Highway 153
Greenville, SC 29611
864.295.1106

300 Mills Avenue
Greenville, SC 29605
864.382.3020


BANK OF
ANDERSON

www.bankanderson.com

201 East Greenville Street
Anderson, SC 29621
864.224.3777

1434 Pearman Dairy Road
Anderson, SC 29625
864.622.2265


SENECA
NATIONAL BANK

www.senecanb.com

201 By Pass 123
Seneca, SC 29678
864.888.2265

MISSION STATEMENT

To epitomize community banking in our selected markets, while providing excellence in shareholder investment and an unusually pleasant environment for our staff and customers.